Deep Well Oil & Gas, Inc.
Suite 700, 10150 - 100 Street, Edmonton, AB T5J 0P6, Telephone: 780-409-8144, Fax: 780-409-8146

July 13, 2011	SENT VIA FAX: 703-813-6982

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention:  Ms. Jennifer Gallagher

RE:	Deep Well Oil & Gas, Inc. – File No. 000-24012

In response to your comment letter dated June 29, 2011 we are requesting to extend our response letter to be submitted to the U.S. Securities Exchange Commission by July 28, 2011 along with our amended 10-K/A for the year ended September 30, 2010. Please advise us if this is an acceptable deadline extension.

If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at 780-409-8144.

Sincerely,

DEEP WELL OIL & GAS, INC.

/s/ Curtis Sparrow
Mr. Curtis Sparrow, P.Eng., MBA
Chief Financial Officer